UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 1)

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

Atlas Corp.

(Name of the Issuer)

Atlas Corp.

Poseidon Acquisition Corp.

Poseidon Merger Sub, Inc.

David L. Sokol

Fairfax Financial Holdings Limited

The Second 810 Holdco Ltd.

Fairfax (Barbados) International Corp.

Wentworth Insurance Company Ltd.

The Sixty Three Foundation

Odyssey Group Holdings, Inc.

Odyssey Reinsurance Company

Odyssey Reinsurance (Barbados) Ltd.

Newline Corporate Name Limited

Hudson Insurance Company

Hilltop Specialty Insurance Company

Allied World Assurance Company, Ltd

Allied World Insurance Company

Allied World Specialty Insurance Company

Allied World Surplus Lines Insurance Company

Allied World Assurance Company, AG

Allied World Assurance Company (Europe) dac

Allied World Assurance Company (U.S.) Inc.

United States Fire Insurance Company

Zenith Insurance Company

Brit Reinsurance (Bermuda) Limited

Brit UW Limited

TIG Insurance Company

Connemara Reinsurance Company Ltd.

CRC Reinsurance Limited

The North River Insurance Company

Hudson Excess Insurance Company

Brit Syndicates Limited

Deep Water Holdings, LLC

Ocean Network Express Pte. Ltd.

Ocean Network Express Holdings Ltd.

Bing Chen

(Name of Persons Filing Statement)

Common Shares, $0.01 par value per share

(Title of Class of Securities)

Y0436Q109

(CUSIP Number of Class of Securities)

Andrew E. Derksen Atlas Corp. 3501, 35/F, AIA Tower 183 Electric Road, North Point Hong Kong, Hong Kong Telephone: +852 3588 9400

David L. Sokol

Poseidon Acquisition Corp.

Trust Company Complex

Ajeltake Road, Ajeltake Island

Majuro, Marshall Islands MH96960

Telephone: (313) 465-7000

Derek Bulas

Fairfax Financial Holdings Limited

95 Wellington Street West, Suite 800

Toronto, Ontario, Canada M5J 2N7

Telephone: (416) 367-4941

Jerry K. Lemon

Deep Water Holdings, LLC

c/o Washington Corporations

P.O. Box 16630

101 International Drive

Missoula, MT 59808

Telephone: (406) 523-1300

Koshiro Wake

Ocean Network Express Pte. Ltd.

Ocean Network Express Holdings, Ltd.

c/o Ocean Network Express Pte. Ltd.

7 Straits View, #16-01 Marina One East Tower, Singapore 018936

Telephone: +65 6220 0196

Bing Chen

501, 35/F, AIA Tower

183 Electric Road, North Point

Hong Kong, Hong Kong

Telephone: +852 3588 9400

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on

Behalf of the Persons Filing Statement)

With copies to:

Hillary H. Holmes Mark D. Director Gibson, Dunn & Crutcher LLP 811 Main Street, Suite 3000 Houston, Texas 77002 Telephone: (346) 718-6600

Tracy Larsen

Jeff Kuras

Barbara Kaye

Honigman LLP

2290 First National Building

600 Woodward Avenue

Detroit, MI 48226

Telephone: (313) 465-7000

Michael Horwitz

Mile Kurta

Torys LLP

1114 Avenue of the Americas, 23rd Floor

New York, NY 10036

Telephone: (212) 880-6000

Stephan Coonrod

Christopher H. Cunningham

K&L Gates LLP

925 Fourth Avenue, Suite 2900

Seattle, WA 98104

Telephone: (206) 623-7580

David Kurzweil

Julian Azran

Latham & Watkins LLP

1271 Avenue of the Americas

New York, NY 10020

Telephone: (212) 906-1200

This statement is filed in connection with (check the appropriate box):

a.

☐ The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934 (“the Act”).

b.	☐ The filing of a registration statement under the Securities Act of 1933.

c.	☐ A tender offer.

d.	☒ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on schedule 13e-3. Any representation to the contrary is a criminal offense.

i

INTRODUCTION

This Amendment No. 1 to the Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the U.S. Securities and Exchange Commission (“SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) Atlas Corp., a Marshall Islands corporation (the “Company”), the issuer of common shares, par value $0.01 per share (the “Common Shares”), (b) Poseidon Acquisition Corp., a Marshall Islands corporation (“Poseidon”), (c) Poseidon Merger Sub, Inc., a Marshall Islands corporation and a wholly owned subsidiary of Poseidon (“Merger Sub”), (d) David L. Sokol, Chairman of the Board of Directors of the Company, (e) Fairfax Financial Holdings Limited (“Fairfax”), The Second 810 Holdco Ltd., Fairfax (Barbados) International Corp., Wentworth Insurance Company Ltd., The Sixty Three Foundation, Odyssey Group Holdings, Inc., Odyssey Reinsurance Company, Odyssey Reinsurance (Barbados) Ltd., Newline Corporate Name Limited, Hudson Insurance Company, Hilltop Specialty Insurance Company, Allied World Assurance Company, Ltd, Allied World Insurance Company, Allied World Specialty Insurance Company, Allied World Surplus Lines Insurance Company, Allied World Assurance Company, AG, Allied World Assurance Company (Europe) dac, Allied World Assurance Company (U.S.) Inc., United States Fire Insurance Company, Zenith Insurance Company, Brit Reinsurance (Bermuda) Limited, Brit UW Limited, TIG Insurance Company, Connemara Reinsurance Company Ltd., CRC Reinsurance Limited, The North River Insurance Company, Hudson Excess Insurance Company and Brit Syndicates Limited (collectively, together with Fairfax, the “Fairfax Filing Parties”), (f) Deep Water Holdings, LLC (“Deep Water Holdings”), (g) Ocean Network Express Pte. Ltd. (“ONE”) and Ocean Network Express Holdings Ltd. (“ONE Holdings”) and (h) Bing Chen, President and Chief Executive Officer of the Company.

On August 4, 2022, the Board of Directors of the Company (the “Board”) received a non-binding proposal letter (the “Proposal Letter”) from Poseidon to purchase all of the outstanding common shares, par value $0.01 per share, of the Company (the “Common Shares”) not presently owned by any of the Fairfax Filing Parties, Deep Water Holdings and certain of its affiliates (“Washington”) and Mr. Sokol (such transaction, the “Proposed Transaction”) for $14.45 per Target Share (as defined below) in cash. As of December 31, 2022, Mr. Sokol, Fairfax and Washington collectively beneficially own 69.7% of the outstanding Common Shares. Poseidon is an entity owned by Mr. Sokol, Fairfax and Washington (together with ONE, the “Consortium”).

After receiving the Proposal Letter, the Board formed a special committee (the “Special Committee”) consisting solely of independent and disinterested members of the Board to, among other things, consider and evaluate the Proposed Transaction.

On October 31, 2022, acting on the unanimous recommendation of the Special Committee, the Board unanimously approved, and the Company entered into, an Agreement and Plan of Merger (as it may be amended from time to time, the “Merger Agreement”), by and among the Company, Poseidon and Merger Sub. Pursuant to the Merger Agreement, Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation in the merger (the “Merger”). At the effective time of the Merger (the “Effective Time”), each Common Share outstanding immediately prior to the Effective Time (other than Common Shares owned by any of the Fairfax Filing Parties, Washington, Mr. Sokol and some or all of the Common Shares held by Mr. Chen (subject to determination by Mr. Chen prior to the Effective Time) (the “Rollover Shares”) to be contributed to Poseidon pursuant to the Rollover Agreements (as defined below), Common Shares owned by the Company or any wholly-owned subsidiary of the Company, and any of the Restricted Shares (as defined below)) (the “Target Shares”) will be automatically converted into the right to receive the merger consideration of $15.50 in cash per Common Share, without interest (the “Merger Consideration”).

Each preferred share issued and outstanding immediately prior to the Effective Time will be unaffected by the Merger, will remain outstanding and no consideration will be delivered in respect thereof. The Company’s Series D 7.95% Cumulative Redeemable Perpetual Preferred Shares, par value of $0.01 per share, the Company’s Series H 7.875% Cumulative Redeemable Perpetual Preferred Shares, par value of $0.01 per share, and the Company’s Series I Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares, par value of $0.01 per share, are expected to continue to trade on the New York Stock Exchange immediately following the completion of the Merger.

At the Effective Time, pursuant to the Merger Agreement, each restricted stock unit (an “RSU”) and phantom share unit award granted under the Company’s equity incentive plans will, to the extent outstanding as of immediately prior to the Effective Time, with respect to each RSU or phantom share unit (as applicable) subject thereto, automatically be canceled and converted solely into the right of the holder thereof to receive, (i) in the case of any RSU or phantom share unit (as applicable) that is vested as of the Effective Time (which for clarity, includes all outstanding phantom share units of the Company), a cash payment, without interest, in an amount equal to the Merger Consideration plus the value of any dividend-equivalent right payments accrued but not yet paid with respect to such RSU or phantom share unit as of the Effective Time, to be paid on or within five days following the Closing; and (ii) in the case of any RSU that remains subject to one or more unsatisfied vesting conditions as of the Effective Time, at the time at which such RSU would have been settled in Common Shares by its terms (as in effect immediately prior to the Effective Time), a cash payment, without interest, in an amount equal to the Merger Consideration, plus the value of any dividend-equivalent right payments accrued but not yet paid with respect to such RSU as of the Effective Time. At the Effective Time, pursuant to the Merger Agreement, each option to purchase Common Shares granted under the Company’s incentive plans (an “Option”), to the extent outstanding as of immediately prior to the Effective Time, will automatically be canceled and converted solely into the right of the holder thereof to receive (i) if such Option is vested as of the Effective Time, a cash payment, without interest, in an amount equal to the amount by which the Merger Consideration exceeds the exercise price per Common Share of such Option, to be paid on or within five days following the Closing, or (ii) if such Option remains subject to one or more unsatisfied vesting conditions as of the Effective Time, the right to receive, at the time at which such Option would have become vested by its terms (as in effect immediately prior to the Effective Time), a cash payment, without interest, in an amount equal to the amount by which the Merger Consideration exceeds the exercise price per Common Share of such Option. At the Effective Time, pursuant to the Merger Agreement, each Common Share granted under the Company’s incentive plans that remains subject to one or more unsatisfied vesting or vesting-equivalent forfeiture or repurchase conditions (a “Restricted Share”), other than any Rollover Shares, will automatically be canceled and converted solely into the right of the holder thereof to receive, at the time at which such Restricted Share would have vested by its terms (as in effect immediately prior to the Effective Time), a cash payment, without interest, in an amount equal to the Merger Consideration, plus the value of any dividend-equivalent right payments accrued but not yet paid with respect to such Restricted Share as of the Effective Time.

Concurrently with the execution of the Merger Agreement, Poseidon and the holders of the Rollover Shares entered into certain rollover and contribution agreements (the “Rollover Agreements”), pursuant to which such holders will contribute to Poseidon the number of Common Shares set forth therein in exchange for a number of Poseidon common shares equal to the number of Common Shares contributed. Additionally, concurrently with the execution of the Merger Agreement, and as a condition and inducement to the Company’s willingness to enter into the Merger Agreement, ONE, Deep Water Holdings and Mr. Sokol entered into equity commitment letters with Poseidon, pursuant to which such persons have committed, subject only to the terms and conditions set forth therein, to provide Poseidon with equity financing in an aggregate amount of $1.605 billion to complete the Merger and the related transactions.

The Merger Agreement and the terms of the transactions contemplated thereby, including the Merger, were negotiated on behalf of the Company by the Special Committee, with the assistance of the Special Committee’s financial advisor and its legal advisors. The Special Committee unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are advisable, fair to, and in the best interests of, the Unaffiliated Shareholders (as defined in the Merger Agreement), and recommended that the Board (i) determine that the Merger Agreement and the transactions contemplated thereby, including the Merger, are fair to, and in the best interests of, the Unaffiliated Shareholders, (ii) declare the Merger Agreement and the transactions contemplated thereby, including the Merger, advisable, (iii) authorize and approve the Merger Agreement, the execution and delivery by the Company of the Merger Agreement, the performance by the Company of the covenants and agreements contained therein and the consummation of the Merger and the other transactions contemplated thereby upon the terms and subject to the conditions contained therein and

(iv) recommend that the holders of Common Shares (the “Common Shareholders”) vote to approve and adopt the Merger Agreement in accordance with the Business Corporations Act of the Republic of the Marshall Islands.

In determining whether to make its recommendation, the Special Committee considered, among other things, the opinion of Morgan Stanley & Co. LLC (“Morgan Stanley”), the financial advisor to the Special Committee, to the effect that, as of October 31, 2022, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth in Morgan Stanley’s written opinion, the Merger Consideration to be received by the Unaffiliated Shareholders pursuant to the Merger Agreement was fair, from a financial point of view, to the Unaffiliated Shareholders.

Based on the recommendation of the Special Committee, the Board unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Merger, and resolved to recommend that the Common Shareholders vote to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger (the “Merger Proposal”).

The Company is calling its annual meeting of shareholders (the “Annual Meeting”) for the purpose, among other things, of voting on the adoption and approval of the Merger Proposal. The Merger cannot be completed without the approval of the Merger Proposal by the affirmative vote of holders of at least (x) a majority of the voting power of the issued and outstanding Common Shares beneficially owned by the Unaffiliated Shareholders and (y) a majority of the voting power of the issued and outstanding Common Shares entitled to vote thereon at the Annual Meeting or any adjournment or postponement thereof. Pursuant to voting and support agreements entered into at the time of execution of the Merger Agreement by Poseidon (on the one hand) and each of Mr. Sokol, the Fairfax Filing Parties and Washington (on the other hand), such parties agreed to cause all Common Shares owned beneficially or of record by them to be voted in favor of the Merger Proposal.

The consummation of the Merger is also subject to certain other conditions, including (i) obtaining certain specified third-party consents, (ii) the receipt of required regulatory approvals, (iii) the absence of any law or order that is in effect and enjoins, restrains, or otherwise prohibits the consummation of the Merger, (iv) the accuracy of the representations and warranties of Poseidon and Merger Sub, on the one hand, and of the Company, on the other hand, as contained in the Merger Agreement (subject to certain materiality qualifiers, as applicable), (v) the absence of a material adverse effect on the Company, and (vi) compliance by Poseidon and Merger Sub, on the one hand, and by the Company, on the other hand, in all material respects with the obligations required to be performed by them or it under the Merger Agreement on or prior to the closing date of the Merger.

The Company will make available to its shareholders a proxy statement (the “Proxy Statement,” a preliminary copy of which is attached as Exhibit (a)(1) to this Transaction Statement), relating to the Annual Meeting, at which the Common Shareholders will consider and vote upon the Merger Proposal. A copy of the Merger Agreement is attached to the Proxy Statement as Annex A and is incorporated herein by reference.

Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion.

All information concerning the Company contained in, or incorporated by reference into, this Transaction Statement and the Proxy Statement was supplied by the Company. Similarly, all information concerning each Filing Person contained in, or incorporated by reference into, this Transaction Statement and the Proxy Statement was supplied by such Filing Person. No Filing Person is responsible for the accuracy of any information supplied by any other Filing Person.

ITEM 1.	SUMMARY TERM SHEET

Regulation M-A, Item 1001

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger and the Annual Meeting”

ITEM 2.	SUBJECT COMPANY INFORMATION

Regulation M-A, Item 1002

(a)	Name and Address. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Summary Term Sheet—Parties to the Merger”

(b)	Securities. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Security Ownership of Atlas Management and Certain Beneficial Owners”

(c)	Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Market Price and Dividend Information”

(d)	Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Market Price and Dividend Information”

(e)	Prior Public Offerings. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Information Concerning the Company—Transactions in the Common Shares”

(f)	Prior Stock Purchases. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Information Concerning the Company—Transactions in the Common Shares”

“Information Concerning Poseidon, Merger Sub and the Consortium—Transactions in the Common Shares”

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON

Regulation M-A, Item 1003(a)-(c)

(a)	Name and Address. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Information Concerning the Company”

“Information Concerning Poseidon, Merger Sub and the Consortium”

(b)	Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Information Concerning the Company”

“Information Concerning Poseidon, Merger Sub and the Consortium”

(c)	Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Information Concerning the Company”

“Information Concerning Poseidon, Merger Sub and the Consortium”

ITEM 4.	TERMS OF THE TRANSACTION

Regulation M-A, Item 1004(a), (c)-(f)

(a)	Material Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger and the Annual Meeting”

“Special Factors”

“The Annual Meeting”

“The Merger Proposal”

“The Merger Agreement”

“The Rollover Agreement”

“The Equity Commitment Letters”

“The Voting and Support Agreements”

“The Joint Bidding Agreement”

“U.S. Federal Income Tax Considerations of the Merger”

“Annex A: Agreement and Plan of Merger”

(b)	Purchases.

Not required by Schedule 13E-3.

(c)	Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger and the Annual Meeting”

“Special Factors”

“The Merger Agreement”

“The Rollover Agreement”

“The Equity Commitment Letters”

“The Voting and Support Agreements”

“The Joint Bidding Agreement”

“Annex A: Agreement and Plan of Merger”

(d)	Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—No Appraisal Rights”

“Questions and Answers about the Merger and the Annual Meeting”

“Special Factors—No Appraisal Rights”

(e)	Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Provisions for Unaffiliated Security Holders”

“Special Factors—Provisions for Unaffiliated Security Holders”

(f)	Eligibility for Listing or Trading.

Not applicable.

ITEM 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS, AND AGREEMENTS

Regulation M-A, Item 1005(a)-(c), (e)

(a)	Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Positions of the Consortium and Mr. Chen as to the Fairness of the Merger”

“Special Factors—Purposes and Reasons of the Consortium and Mr. Chen for the Merger”

“Security Ownership of Atlas Management and Certain Beneficial Owners”

“Information Concerning Poseidon, Merger Sub and the Consortium”

“Where You Can Find More Information”

(b)	Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Positions of the Consortium and Mr. Chen as to the Fairness of the Merger”

“Special Factors—Purposes and Reasons of the Consortium and Mr. Chen for the Merger”

“The Merger Agreement”

“Information Concerning Poseidon, Merger Sub and the Consortium”

“Where You Can Find More Information”

“Annex A: Agreement and Plan of Merger”

(c)	Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendations of the Special Committee”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Positions of the Consortium and Mr. Chen as to the Fairness of the Merger”

“Special Factors—Purposes and Reasons of the Consortium and Mr. Chen for the Merger”

“The Merger Agreement”

“Information Concerning Poseidon, Merger Sub and the Consortium”

“Where You Can Find More Information”

“Annex A: Agreement and Plan of Merger”

(d)	Conflicts of Interest.

Not required by Schedule 13E-3.

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger and the Annual Meeting”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Positions of the Consortium and Mr. Chen as to the Fairness of the Merger”

“Special Factors—Purposes and Reasons of the Consortium and Mr. Chen for the Merger”

“The Annual Meeting”

“The Merger Proposal”

“The Merger Agreement”

“The Rollover Agreements”

“The Voting and Support Agreements”

“The Joint Bidding Agreement”

“Information Concerning the Company”

“Information Concerning Poseidon, Merger Sub and the Consortium”

“Security Ownership of Atlas Management and Certain Beneficial Owners”

“Where You Can Find More Information”

“Annex A: Agreement and Plan of Merger”

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Regulation M-A, Item 1006(b), (c)(1)-(8)

(a)	Purposes.

Not required by Schedule 13E-3.

(b)	Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Effects of the Merger”

“Questions and Answers about the Merger and the Annual Meeting”

“Special Factors—Effects of the Merger”

“Special Factors—Reasons for the Merger; Recommendations of the Special Committee”

“Special Factors—Purposes and Reasons of the Consortium and Mr. Chen for the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“The Merger Agreement”

“Annex A: Agreement and Plan of Merger”

(c)	(1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger and the Annual Meeting”

“Special Factors—Background of the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Reasons for the Merger; Recommendations of the Special Committee”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Delisting and Deregistration of Common Shares”

“The Merger Agreement”

“Market Price and Dividend Information”

“Information Concerning Poseidon, Merger Sub and the Consortium”

“Annex A: Agreement and Plan of Merger”

ITEM 7.	PURPOSES, ALTERNATIVES, REASONS, AND EFFECTS

Regulation M-A, Item 1013

(a)	Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Effects of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendations of the Special Committee”

“Special Factors—Positions of the Consortium and Mr. Chen as to the Fairness of the Merger”

“Special Factors—Purposes and Reasons of the Consortium and Mr. Chen for the Merger”

(b)	Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendations of the Special Committee”

“Special Factors—Positions of the Consortium and Mr. Chen as to the Fairness of the Merger”

“Special Factors—Purposes and Reasons of the Consortium and Mr. Chen for the Merger”

(c)	Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Effects of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendations of the Special Committee”

“Special Factors—Opinion of the Financial Advisor to the Special Committee”

“Special Factors—Positions of the Consortium and Mr. Chen as to the Fairness of the Merger”

“Special Factors—Purposes and Reasons of the Consortium and Mr. Chen for the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

(d)	Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger and the Annual Meeting”

“Special Factors—Effects of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendations of the Special Committee”

“Special Factors—Opinion of the Financial Advisor to the Special Committee”

“Special Factors—Positions of the Consortium and Mr. Chen as to the Fairness of the Merger”

“Special Factors—Purposes and Reasons of the Consortium and Mr. Chen for the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—U.S. Federal Income Tax Considerations of the Merger”

“The Merger Agreement”

“U.S. Federal Income Tax Considerations of the Merger”

“Delisting and Deregistration of Common Shares”

“Annex A: Agreement and Plan of Merger”

ITEM 8.	FAIRNESS OF THE TRANSACTION

Regulation M-A, Item 1014

(a)	Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger and the Annual Meeting”

“Special Factors—Effects of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendations of the Special Committee”

“Special Factors—Opinion of the Financial Advisor to the Special Committee”

“Special Factors—Positions of the Consortium and Mr. Chen as to the Fairness of the Merger”

“Special Factors—Purposes and Reasons of the Consortium and Mr. Chen for the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“The Merger Agreement”

(b)	Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger and the Annual Meeting”

“Special Factors—Effects of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendations of the Special Committee”

“Special Factors—Opinion of the Financial Advisor to the Special Committee”

“Special Factors—Positions of the Consortium and Mr. Chen as to the Fairness of the Merger”

“Special Factors—Purposes and Reasons of the Consortium and Mr. Chen for the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“The Merger Agreement”

(c)	Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger and the Annual Meeting”

“Special Factors—Reasons for the Merger; Recommendations of the Special Committee”

“The Annual Meeting”

“The Merger Agreement—Conditions to Completion of the Merger”

(d)	Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendations of the Special Committee”

“Special Factors—Opinion of the Financial Advisor to the Special Committee”

“Special Factors—Positions of the Consortium and Mr. Chen as to the Fairness of the Merger”

(e)	Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger and the Annual Meeting”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendations of the Special Committee”

(f)	Other Offers. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Special Factors—Background of the Merger”

ITEM 9.	REPORTS, OPINIONS, APPRAISALS, AND CERTAIN NEGOTIATIONS

Regulation M-A, Item 1015

(a)

Report, Opinion or Appraisal. The presentation materials prepared by Morgan Stanley and provided to the Special Committee, dated August 26, 2022, September 2, 2022, September 7, 2022, September 11, 2022, September 16, 2022, September 24, 2022, September 27, 2022, October 5, 2022 and October 31, 2022 and the preliminary presentation materials prepared by Citigroup Global Markets Singapore Pte. Ltd. and provided to the board of directors of ONE, dated July 29, 2022, which are set forth as Exhibits (c)(2) –(c)(12) respectively, hereto and are incorporated herein by reference. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Opinion of Morgan Stanley & Co. LLC—Financial Advisor to the Special Committee”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendations of the Special Committee”

“Special Factors—Opinion of the Financial Advisor to the Special Committee”

“Special Factors—Unaudited Financial Projections of the Company”

“Special Factors—Preliminary Presentation Materials of Citigroup Global Markets Singapore Pte. Ltd. Provided to the ONE Board”

“The Merger Agreement”

“Annex B: Opinion of Morgan Stanley & Co. LLC”

(b)	Preparer and Summary of Report, Opinion, or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Opinion of Morgan Stanley & Co. LLC—Financial Advisor to the Special Committee”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendations of the Special Committee”

“Special Factors—Opinion of the Financial Advisor to the Special Committee”

“Special Factors—Unaudited Financial Projections of the Company”

“Special Factors—Preliminary Presentation Materials of Citigroup Global Markets Singapore Pte. Ltd. Provided to the ONE Board”

“The Merger Agreement”

“Annex B: Opinion of Morgan Stanley & Co. LLC”

(c)

Availability of Documents. The reports, opinions, or appraisals referenced in this Item 9 are filed herewith and will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of Common Shares or representative who has been so designated in writing.

ITEM 10.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Regulation M-A, Item 1007

(a)	Source of Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Estimated Fees and Expenses”

“The Equity Commitment Letters”

“The Joint Bidding Agreement”

(b)	Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Estimated Fees and Expenses”

“The Merger Agreement”

“The Equity Commitment Letters”

“Annex A: Agreement and Plan of Merger”

(c)	Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Estimated Fees and Expenses”

“Special Factors—Opinion of the Financial Advisor to the Special Committee”

“The Merger Agreement—Termination”

“The Merger Agreement—Termination Fee”

“The Joint Bidding Agreement”

(d)	Borrowed Funds. Not applicable.

ITEM 11.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Regulation M-A, Item 1008

(a)	Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Interests of Certain Persons in the Merger”

“Security Ownership of Atlas Management and Certain Beneficial Owners”

(b)	Securities Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Information Concerning the Company—Transactions in the Common Shares”

“Information Concerning Poseidon, Merger Sub and the Consortium—Transactions in the Common Shares”

“Security Ownership of Atlas Management and Certain Beneficial Owners”

ITEM 12.	THE SOLICITATION OR RECOMMENDATION

Regulation M-A, Item 1012(d)-(e)

(a)	Solicitation or Recommendation.

Not required by Schedule 13E-3.

(b)	Reasons.

Not required by Schedule 13E-3.

(c)	Intent to Tender.

Not required by Schedule 13E-3.

(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendations of the Special Committee”

“Special Factors—Positions of the Consortium and Mr. Chen as to the Fairness of the Merger”

“Special Factors—Purposes and Reasons of the Consortium and Mr. Chen for the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“The Annual Meeting”

“The Merger Proposal”

“The Merger Agreement”

“The Rollover Agreements”

“The Voting and Support Agreements”

“Annex A: Agreement and Plan of Merger”

(e)	Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendations of the Special Committee”

“Special Factors—Positions of the Consortium and Mr. Chen as to the Fairness of the Merger”

“Special Factors—Purposes and Reasons of the Consortium and Mr. Chen for the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“The Annual Meeting”

“The Merger Proposal”

“The Merger Agreement”

“Annex A: Agreement and Plan of Merger”

ITEM 13.	FINANCIAL STATEMENTS

Regulation M-A, Item 1010(a)-(b)

(a)

Financial Information. The audited financial statements of the Company for the two years ended December 31, 2020 and 2021 are incorporated herein by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed on March 24, 2022. The unaudited consolidated financial statements of the Company for the three-month periods ended March 31, 2022, June 30, 2022, and September 30, 2022 are incorporated herein by reference to the Company’s report on Reports on Form 6-K furnished to the SEC on May 14, 2022, August 19, 2022, and November 21, 2022, respectively. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Information Concerning the Company—Selected Historical Financial Data”

“Where You Can Find More Information”

(b)

Pro Forma Information. Not applicable. Paragraph (b) of Item 1010 of Regulation M-A requires the presentation of such pro forma data only if material. The Merger Consideration will consist solely of cash, and, as a result, the Unaffiliated Shareholders will not have a continuing interest in the Company after the Merger. Accordingly, such pro forma data is not material to the Unaffiliated Shareholders and has not been presented.

ITEM 14.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

Regulation M-A, Item 1009

(a)	Solicitations or Recommendations. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger and the Annual Meeting”

“Special Factors—Opinion of the Financial Advisor to the Special Committee”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Estimated Fees and Expenses”

“The Annual Meeting”

(b)	Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Interests of Certain Persons in the Merger”

“Information Concerning the Company”

“Information Concerning Poseidon, Merger Sub and the Consortium”

ITEM 15.	ADDITIONAL INFORMATION

Regulation M-A Item 1011(b)-(c)

(a)	Agreements, Regulatory Requirements, and Legal Proceedings.

Not required by Schedule 13E-3.

(b)	Golden Parachute Compensation. Not applicable.

(c)	Other Material Information. The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

ITEM 16. EXHIBITS

Regulation M-A, Item 1016(a)-(d), (f)-(g)

Exhibit No.	Description

(a)(1)	Proxy Statement of the Company, dated January 9, 2023.

(a)(2)	Letter to the Shareholders of Atlas Corp., incorporated herein by reference to the Proxy Statement.

(a)(3)	Notice of Annual Meeting of Shareholders of Atlas Corp., incorporated herein by reference to the Proxy Statement.

(a)(4)	Form of Proxy Card.

(a)(5)*	Press Release issued by the Company, dated November 1, 2022 (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 6-K, furnished November 1, 2022).

(c)(1)*	Opinion of Morgan Stanley & Co. LLC to the Special Committee of the Board of Directors of Atlas Corp., dated October 31, 2022 (incorporated herein by reference to Annex B to the Proxy Statement filed herewith as Exhibit (a)(1)).

(c)(2)*	Presentation materials prepared by Morgan Stanley & Co. LLC, dated August 26, 2022, for the Special Committee of the Board of Directors of Atlas Corp.

(c)(3)*	Presentation materials prepared by Morgan Stanley & Co. LLC, dated September 2, 2022, for the Special Committee of the Board of Directors of Atlas Corp.

(c)(4)*	Presentation materials prepared by Morgan Stanley & Co. LLC, dated September 7, 2022, for the Special Committee of the Board of Directors of Atlas Corp.

(c)(5)*	Presentation materials prepared by Morgan Stanley & Co. LLC, dated September 11, 2022, for the Special Committee of the Board of Directors of Atlas Corp.

(c)(6)*	Presentation materials prepared by Morgan Stanley & Co. LLC, dated September 16, 2022, for the Special Committee of the Board of Directors of Atlas Corp.

(c)(7)*	Presentation materials prepared by Morgan Stanley & Co. LLC, dated September 24, 2022, for the Special Committee of the Board of Directors of Atlas Corp.

(c)(8)*	Presentation materials prepared by Morgan Stanley & Co. LLC, dated September 27, 2022, for the Special Committee of the Board of Directors of Atlas Corp.

(c)(9)*	Presentation materials prepared by Morgan Stanley & Co. LLC, dated October 5, 2022, for the Special Committee of the Board of Directors of Atlas Corp.

(c)(10)*	Supplemental materials to the presentation materials prepared by Morgan Stanley & Co. LLC, dated October 5, 2022, for the Special Committee of the Board of Directors of Atlas Corp.

(c)(11)*	Presentation materials prepared by Morgan Stanley & Co. LLC, dated October 31, 2022, for the Special Committee of the Board of Directors of Atlas Corp.

(c)(12)*	Presentation materials prepared by Citigroup Global Markets Singapore Pte. Ltd., dated July 29, 2022, for the Board of Directors of Ocean Network Express Pte. Ltd.

(d)(1)*	Agreement and Plan of Merger, dated as of October 31, 2022, by and among Atlas Corp., Poseidon Acquisition Corp and Poseidon Merger Sub, Inc. (included as Annex A to the Proxy Statement filed herewith as Exhibit (a)(1)).

(d)(2)*	Fairfax Rollover Agreement, dated October 31, 2022 (incorporated herein by reference to Exhibit 99.9 to the Schedule 13D/A filed by the Fairfax Filing Parties with the SEC on November 2, 2022).

(d)(3)*	Washington Rollover Agreement, dated October 31, 2022 (incorporated herein by reference to Exhibit 99.10 to the Schedule 13D/A filed by Washington with the SEC on November 2, 2022).

(d)(4)*	David L. Sokol Rollover Agreement, dated October 31, 2022 (incorporated herein by reference to Exhibit 99.5 to the Schedule 13D/A filed by Mr. Sokol with the SEC on November 2, 2022).

Exhibit No.	Description

(d)(5)*	ONE Equity Commitment Letter, dated October 31, 2022 (incorporated herein by reference to Exhibit 99.15 to the Schedule 13D/A filed by Washington with the SEC on November 2, 2022).

(d)(6)*	Deep Water Holdings Equity Commitment Letter, dated October 31, 2022 (incorporated herein by reference to Exhibit 99.14 to the Schedule 13D/A filed by Washington with the SEC on November 2, 2022).

(d)(7)*	David L. Sokol Equity Commitment Letter, dated October 31, 2022 (incorporated herein by reference to Exhibit 99.8 to the Schedule 13D/A filed by Mr. Sokol with the SEC on November 2, 2022).

(d)(8)*	Fairfax Voting and Support Agreement, dated October 31, 2022 (incorporated herein by reference to Exhibit 99.15 to the Schedule 13D/A filed by the Fairfax Filing Parties with the SEC on November 2, 2022).

(d)(9)*	Washington Voting and Support Agreement, dated October 31, 2022 (incorporated herein by reference to Exhibit 99.17 to the Schedule 13D/A filed by Washington with the SEC on November 2, 2022).

(d)(10)*	David L. Sokol Voting and Support Agreement, dated October 31, 2022 (incorporated herein by reference to Exhibit 99.11 to the Schedule 13D/A filed by Mr. Sokol with the SEC on November 2, 2022).

(d)(11)*	Joint Bidding Agreement, dated August 4, 2022 (incorporated herein by reference to Exhibit 99.8 to the Schedule 13D/A filed by the Fairfax Filing Parties with the SEC on August 5, 2022).

(d)(12)*	Side Letter Agreement to Joint Bidding Agreement, dated October 31, 2022 (incorporated herein by reference to Exhibit 99.12 to the Schedule 13D/A filed by Mr. Sokol with the SEC on November 2, 2022).

(d)(13)*	Form of Asset Value Loan Note Agreement (incorporated herein by reference to Exhibit 7 to the Schedule 13D/A filed by the Fairfax Filing Parties with the SEC on August 25, 2021).

(d)(14)*	Registration Rights Agreement, dated June 11, 2021 (incorporated herein by reference to Exhibit 4.3 to the Company’s Current Report on Form 6-K, furnished June 14, 2021).

(d)(15)*	Warrant Agreement, dated June 11, 2021 (incorporated herein by reference to Exhibit 4.2 to the Company’s Current Report on Form 6-K, furnished June 14, 2021).

(d)(16)*	Subscription and Exchange Agreement, dated June 11, 2021 (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 6-K, furnished June 14, 2021).

(d)(17)*	Registration Rights Agreement, dated April 30, 2021 (incorporated herein by reference to Exhibit 4.3 to the Company’s Current Report on Form 6-K, furnished May 4, 2021).

(d)(18)*	Warrant Agreement, dated April 30, 2021 (incorporated herein by reference to Exhibit 4.2 to the Company’s Current Report on Form 6-K, furnished May 3, 2021).

(d)(19)*	Registration Rights Agreement, dated August 17, 2017, by and between Seaspan Corporation and David Sokol (incorporated herein by reference to Exhibit 10.1 to Seaspan Corporation’s Form 6-K (File No. 001-32591), furnished to the SEC on August 23, 2017).

(d)(20)*	Bing Chen Rollover Agreement, dated October 31, 2022 (incorporated herein by reference to Exhibit 99.13 to the Schedule 13D/A filed by Washington with the SEC on November 2, 2022).

(d)(21)*	Registration Rights Agreement, dated January 14, 2019, by and between Seaspan Corporation and certain Washington entities specified therein (incorporated by reference to Exhibit 4.1 of Seaspan Corporation’s Form 6-K (File No. 001-32591), furnished to the SEC on January 15, 2019).

(f)	None.

(g)	None.

107	Calculation of Filing Fee Tables.

*	Previously filed.

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of January 9, 2023

ATLAS CORP.

By:	/s/ Andrew E. Derksen
Name: Andrew E. Derksen
Title: Corporate Secretary and General Counsel

POSEIDON ACQUISITION CORP.

By:	/s/ David L. Sokol
Name: David L. Sokol
Title: Chairman

POSEIDON MERGER SUB, INC.

By:	/s/ David L. Sokol
Name: David L. Sokol
Title: Chairman

/s/ David L. Sokol DAVID L. SOKOL

HAMBLIN WATSA INVESTMENT COUNSEL LTD., in its capacity as investment manager on behalf of all the Fairfax Filing Parties set out on this statement, other than The Second 810 Holdco Ltd. and The Sixty Three Foundation

By:	/s/ Peter S. Clarke
Name: Peter S. Clarke
Title: Chief Risk Officer

THE SECOND 810 HOLDCO LTD.

By:	/s/ V. Prem Watsa
Name: V. Prem Watsa
Title: President

THE SIXTY THREE FOUNDATION

By:	/s/ V. Prem Watsa
Name: V. Prem Watsa
Title: Director

DEEP WATER HOLDINGS, LLC

By:	/s/ Jerry K. Lemon
Name: Jerry K. Lemon
Title: Manager

OCEAN NETWORK EXPRESS PTE. LTD.

By:	/s/ Jeremy Nixon
Name: Jeremy Nixon
Title: Chief Executive Officer

OCEAN NETWORK EXPRESS HOLDINGS, LTD.

By:	/s/ Hiroki Harada
Name: Hiroki Harada
Title: Representative Director Chairman

/s/ Bing Chen
BING CHEN